Nordion Files Supplement to Management Information Circular
Board reiterates recommendation that shareholders vote FOR the transaction with Sterigenics

Ottawa, Canada, May 9, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) today announced that it has filed a supplement (the “Supplement”) to its management information circular dated April 22, 2014. The Supplement contains detailed information as to the previously announced amendments to the definitive agreement with Sterigenics increasing the cash consideration to be paid to shareholders to US$12.25 per share (the “Arrangement Agreement” and, as amended, the “Amended Arrangement Agreement”). The Amended Arrangement Agreement sets out the terms and conditions of the proposed acquisition by Sterigenics of all the issued and outstanding common shares of Nordion. As announced on May 5, 2014, in accordance with the Amended Arrangement Agreement, Nordion shareholders will now be entitled to a cash consideration of US$12.25 per share (the “Increased Consideration”), an increase of US$0.50 per common share and a premium of approximately 4% over the cash consideration of US$11.75 per common share that was initially to be received by shareholders. All other terms of the Arrangement Agreement remain unchanged.

Board Unanimously Supports the Transaction
The Board, acting on the unanimous recommendation of the Special Committee, has unanimously determined that the transaction, as amended by the Amended Arrangement Agreement, is in the best interests of Nordion. The Board unanimously approved the amendment to the Arrangement Agreement and re-affirmed its recommendation that Nordion shareholders vote FOR the transaction at the upcoming annual and special meeting (the “Meeting”) of Nordion shareholders.

The Meeting is scheduled to be held at the Brookstreet Hotel, located at 525 Legget Drive, Ottawa, Ontario, Canada, 2:00 pm ET on May 27, 2014. Nordion shareholders of record as of the close of business on April 24, 2014 will be entitled to attend, and to vote at, the Meeting or any adjournments or postponements thereof.

The Supplement will be mailed to shareholders in the coming days, together with an amended and restated letter of transmittal reflecting the Increased Consideration, and is available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Shareholders should read the Supplement in conjunction with the management information circular dated April 22, 2014.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America. U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion's proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the Company’s annual and special meeting of shareholders, and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular, and our success in anticipating and managing those risks. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

About Sterigenics
Headquartered in Deerfield, Illinois, Sterigenics operates out of 40 facilities across the Americas, Europe and Asia and is a global leader in outsourced contract sterilization services, primarily to the medical device, pharmaceutical, food safety and high performance/specialty materials industries.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion